Exhibit 99.1

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements1

Management's Responsibility for Financial Reporting2

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position3

Condensed Interim Consolidated Statements of Comprehensive Loss4

Condensed Interim Consolidated Statements of Changes in Equity5

Condensed Interim Consolidated Statements of Cash Flows6

Notes to the Condensed Interim Consolidated Financial Statements 7 - 31

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying unaudited condensed interim consolidated financial statements of Red White & Bloom Brands Inc. (“Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (these statements are prepared under International Financial Reporting Standards (IFRS)) and reflect management’s best estimates and judgment based on information currently available. The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT'S RESPONSIBILITY

FOR FINANCIAL REPORTING

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

November 30, 2020

/s/ Michael Marchese	/s/ Brad Rogers

Michael Marchese, Director	Brad Rogers, Director

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2020 (Unaudited) and December 31, 2019 (Audited)

(Expressed in Canadian dollars)

		September 30, 2020	December 31, 2019
ASSETS	Notes	$	$
Current assets
Cash		11,987,515	1,378,687
Prepaid expenses		9,847,093	124,140
Accounts receivable	7	4,333,425	1,463,388
Biological assets	8	5,608,433	-
Inventory	9	18,923,012	-
Loans receivable	11	44,833,370	36,504,397

		95,532,848	39,470,612
Non-current assets
Property, plant and equipment	10	84,742,825	10,847
Deposits	11, 21	509,620	12,530,659
Loans receivable	11	46,244,965	36,419,594
Call option	11	19,828,224	19,547,757
Goodwill	6	60,819,848	-
Intangible assets	12	21,306,450	-
		=
		233,451,932	68,508,857
Total assets		328,984,780	107,979,469

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17	49,493,899	1,334,370
Contingent liabilities	6	24,893,850	-
Convertible debentures	13	456,000	17,597,600
Current loan payable	14	1,095,706	-
Lease liabilities	22	463,272	-
Credit facility	14	67,799,300	36,610,075
		144,202,027	55,542,045
Non-current liabilities
Loan payable	14	21,449,618	-
Total liabilities		165,651,645	55,542,045
Shareholders’ equity
Common shares	15	120,594,312	61,366,160
Convertible series I preferred shares	15	3,664,799	-
Convertible series II preferred shares	15	63,399,626	-
Contributed surplus	15	19,291,403	5,748,889
Cumulative translation adjustment		818,550	-
Deficit		(44,435,555)	(14,677,625)
Total shareholders’ equity		163,333,135	52,437,424

Total liabilities and shareholders’ equity		328,984,780	107,979,469

Approved and authorized for issuance on behalf of the Board of Directors on November 30, 2020 by:

/s/ Michael Marchese	/s/ Brad Rogers

Michael Marchese, Director	Brad Rogers, Director

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

		Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
		$	$	$	$

Sales		6,093,688	-	7,605,738	-
Cost of sales, before fair value adjustments		1,880,889	-	2,153,634	-
Gross profit before gain on fair value of biological assets		4,212,799	-	5,452,104	-
Unrealized fair value gain on biological assets	8	(2,570,992)	-	(10,845,752)	-
Realized fair value amounts included in inventory sold	8	769,716	-	769,716	-
Gross profit		6,014,075	-	15,528,140	-

Expenses
Interest expense	14	2,175,426	-	6,218,003	-
General and administration		4,408,211	1,830,277	5,047,509	3,586,439
Salaries and wages	17	3,417,228	-	4,158,191	-
Depreciation and amortization	10,12	1,911,238	-	3,233,484	-
Professional fees		1,697,111	-	2,527,255	-
Commissions	14	128,130	-	2,149,192	2,286,672
Share-based compensation	15	489,634	734,933	1,764,862	3,160,663
Marketing		770,729	150,636	1,671,381	324,661
Consulting fees	17	767,652	-	1,523,396	-
Foreign exchange loss (gain)		-	(1,470,926)	(4,380,521)	270,674
		15,765,359	1,244,920	23,912,752	9,629,109

(Income) loss before other items		9,751,284	1,244,920	8,384,612	9,629,109

Other expenses (income)
Interest income	11	(1,024,881)	(1,035,274)	(3,369,364)	(2,899,614)
Accretion expense	11	290,000	(482,725)	(1,150,946)	(1,411,686)
Management fees	7	-	-	(425,610)	-
Loss (gain) on revaluation of call option	11	-	1,223,430	1,420,001	3,349,984
Gain on disposal	10	(35,289)	-	(185,236)	-
Write off of deposit	21	-	-	1,853,059	-
Revaluation of investment		(118,322)	-	(209,465)	-
Tax expense		608,598	-	608,598	-
Listing expense	5	-	-	22,832,281	-
		(279,894)	(294,569)	21,373,318	(961,316)
Net loss for the period		9,471,390	950,351	29,757,930	8,667,793
Translation adjustment on consolidation of foreign subsidiaries		(1,104,375)	-	818,550	-
Net loss and comprehensive loss for the period		8,367,015	950,351	30,576,480	8,667,793
Net loss per share, basic and diluted		0.05	0.01	0.22	0.11

Weighted average shares outstanding		168,596,886	80,966,545	140,468,508	79,673,653

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Changes in Equity

For the nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

	Convertible series I preferred shares		Convertible series II preferred shares		Common shares		Subscriptions receivable	Contributed surplus	Translation adjustment	Deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2018	-	-	-	-	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749
Shares issued, net	-	-	-	-	7,918,100	15,974,146	125,000	-	-	-	16,099,146
Shares to be issued	-	-	-	-	-	1,937,360	-	-	-	-	1,937,360
Share-based compensation	-	-	-	-	-	-	-	3,160,663	-	-	3,160,663
Net loss for the period	-	-	-	-	-	-	-	-	-	(8,667,793)	(8,667,793)
Balance, September 30, 2019	-	-	-	-	80,962,182	53,023,186	-	5,113,457	-	(10,831,518)	47,305,125

Balance, December 31, 2019	-	-	-	-	84,211,770	61,366,160	-	5,748,889	-	(14,677,625)	52,437,424
Shares issued for acquisition	-	-	-	-	17,133,579	37,693,874	-	-	-	-	37,693,874
Preferred shares issued on RTO	-	-	101,345,349	51,089,073	-	(51,089,073)	-	-	-	-	-
Deemed shares issued	3,181,250	3,664,799	-	-	23,464,462	27,031,060	-	-	-	-	30,695,859
Replacement warrants issued	-	-	-	-	-	-	-	133,476	-	-	133,476
Replacement options issued	-	-	-	-	-	-	-	133,826	-	-	133,826
Shares issued for asset acquisition	-	-	-	-	15,300,000	16,983,000	-	-	-	-	16,983,000
Warrants issued for asset acquisition	-	-	-	-	-	-	-	4,995,000	-	-	4,995,000
Finders’ shares issued	-	-	7,381,000	8,646,842	7,381,000	8,119,100	-	-	-	-	16,765,942
Share-based compensation	-	-	-	-	-	-	-	1,764,862	-	-	1,764,862
Shares issued to settle advances	-	-	2,339,200	3,555,584	2,339,200	2,292,416	-	-	-	-	5,848,000
Warrants exercised	-	-	-	-	616,875	588,930	-	(95,430)	-	-	493,500
Stock options exercised	-	-	1,475,000	108,127	1,475,000	1,439,499	-	(810,127)	-	-	737,499
Currency translation adjustment	-	-	-	-	-	-	-	-	818,550	-	818,550
Shares issued for bought deal	-	-	-	-	33,350,000	16,169,346	-	7,130,907	-	-	23,300,253
Shares issued on repayment of convertible debenture	-	-	-	-	500,000	-	-	290,000	-	-	290,000
Net loss for the period	-	-	-	-	-	-	-	-	-	(29,757,930)	(29,757,930)
Balance, September 30, 2020	3,181,250	3,664,799	112,540,549	63,399,626	185,771,886	120,594,312	-	19,291,403	818,550	(44,435,555)	163,333,135

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Cash Flows

For the nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

		2020	2019
	Notes	$	$
Operating activities

Net loss for the period		(29,757,930)	(8,667,793)

Items not affecting cash:
Share-based compensation	15	1,764,862	3,160,663
Accrued interest receivable	11	(3,369,364)	(2,855,510)
Accretion expense	11	(1,150,946)	(1,411,686)
Unrealized foreign exchange (gain) loss		(17,169,561)	(206,474)
Revaluation of call option	11	1,420,001	3,349,984
Revaluation of investment		(209,465)	-
Fair value adjustment on biological assets	8	(10,845,752)	-
Realized gain in cost of sales	8	769,716	-
Depreciation and amortization	10, 12	3,233,484	-
Listing expense	5	22,832,281	-
Write off of deposit	21	1,853,059	-
Interest on lease		2,665	-
Gain on disposal of property, plant and equipment	10	(185,236)	-

Changes in non-cash operating working capital:
Prepaid expenses		(8,928,415)	(1,762,696)
Accounts receivable	7	(2,543,294)	(278,961)
Accounts payable and accrued liabilities	15	40,888,872	243,998
Biological assets	8	(1,365,556)	-
Inventory	9	2,153,634	-
Deposits		(89,370)	-
Net cash used in operating activities		(696,315)	(8,428,475)

Investing activities
Disposition of property, plant and equipment	10	718,859	-
Purchase of equipment	8	(2,464,099)	(10,713)
Acquisition of Mid-American Growers, Inc.	6	(32,760,428)	(1,853,059)
Acquisition of Platinum Vape	6	(7,537,745)	-
Loans receivable	11	(1,183,949)	(75,671,690)
Net cash used in investing activities		(43,227,362)	(77,535,462)
Financing activities
Issuance of share capital, net	15	22,241,753	16,099,146
Funds received for shares to be issued		-	1,937,360
Exercise of warrants	15	493,500	-
Exercise of stock options	15	737,500	-
Reverse takeover transaction	5	1,772,141	-
Convertible debentures	13	456,000	17,650,000
Lease payments		(49,253)	-
Credit facility	14	28,880,864	36,422,647

Net cash provided by financing activities		54,532,505	72,109,153
Effect FX rate changes on foreign currency balance		-	(206,474)

Decrease in cash		10,608,828	13,648,310
Cash, beginning of the period		1,378,687	24,377,286

Cash, end of the period		11,987,515	10,728,976

Supplemental disclosure of cash flow information (Note 19)

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

1.Background and Nature of Operations

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. The shares of Tidal were exchanged for shares of MichiCann on a 2:1 basis. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchange for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

All convertible series II preferred shares are convertible into common shares, on a one for one basis, at any time between thirteen months and twenty-four months after their initial issuance date.

An aggregate 101,345,349 common shares, 101,345,349 convertible series II preferred shares, 595,430 share purchase warrants and 7,962,679 stock options were issued to the former holders of MichiCann common shares, MichiCann warrants and MichiCann stock options, respectively. Refer to Note 5 for further details on the amalgamation.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares and the underlying shares for 3,000,000 Options. The escrow agreements carry various release terms between 6 and 18 months.

As a result of the completion of this transaction, the former holders of MichiCann Shares now hold approximately 82.25% of the issued and outstanding common shares and former holders of Tidal shares now hold 17.75% of the Common Shares, in each case, on a non-diluted basis.  A new board and new management assumed control of the Company on June 5, 2020, the shares of the Company resumed trading on the Canadian Stock Exchange under the new trading symbol “RWB”.

Prior to the amalgamation, Tidal’s primary business was investing in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

PharmaCo Inc. Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo Shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it. As at September 30, 2020, the call option was determined to have a fair value of $19,828,224 (December 31, 2019 - $19,547,757) using level 3 inputs of the fair value hierarchy.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo pursuant to which MichiCann agreed to purchase up to $114,734,209 United States dollars (“USD”) of an 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Opco Debenture has a maturity date of January 4, 2023 (the “Maturity Date”).

The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding (the “Conversion Shares”). The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the Holder Application (application seeking permission to convert the Opco Debenture and own the Conversion Shares).

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of PharmaCo common shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any excluded law).

On July 24, 2020, the Company provided notice to PharmaCo its intention to exercise its option to acquire all of the outstanding common shares of PharmaCo (“PharmaCo Common Shares”). As consideration for the PharmaCo Common Shares, the Company will issue 37,000,000 common share and 37,000,000 convertible series II preferred shares. PharmaCo has processes capable of generating outputs; therefore, PharmaCo meets the definition of a business. Accordingly, as PharmaCo qualifies as a business in accordance with IFRS 3 Business Combinations, the acquisition will be accounted for as a business combination. The Company is in the process of assessing the financial implications of the business combination. The acquisition is subject to approval of the regulatory authorities.

2.Going Concern

These condensed interim consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2020, the Company’s working capital deficiency was $48,669,179 (December 31, 2019 - $16,071,433) and has accumulated losses of $44,435,555 (December 31, 2019 - $14,677,625) since inception. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some of its activities.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2020. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successfully in obtaining financing to date, and believes it will be able to obtain sufficient funds int the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favourable to the Company or at all.

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

3.Basis of presentation

(a)Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the IASB. These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 30, 2020.

(b)Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial assets classified as fair value through profit or loss, which are measured at fair value, as detailed in Note 16.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

(c)Basis of Consolidation

Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities.  The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.  All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation. These condensed interim consolidated financial statements include the accounts of the following active entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership
Mid-American Growers, Inc.	Illinois, USA	100%
Mid-American Cultivation LLC	Illinois, USA	100%
1251881 B.C. Ltd.	British Columbia, Canada	100%
Tidal Royalty Corp.	British Columbia, Canada	100%
Royalty USA Corp.	Delaware, USA	100%
RLTY Development Orange LLC	Massachusetts, USA	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%
Vista Prime Management LLC	California, USA	100%
Vista Prime 2 Inc.	Michigan, USA	100%
Vista Prime 3 Inc.	Oklahoma, USA	100%
PV CBD LLC	California, USA	100%
GC Ventures 2 LLC	Michigan, USA	100%

(d)Functional and Presentation Currency

The Company’s presentation currency, as determined by management, is the Canadian dollar.  Management has determined that the functional currency of its Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar.  These condensed interim financial statements are presented in Canadian dollars unless otherwise specified.

4.Significant Accounting Policies

The following outlines use of estimates and judgements in the preparation of these condensed interim consolidated financial statements, and significant accounting policies of the Company which have not been included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019:

(a)New accounting pronouncements

Amendments to IFRS 3, Business Combinations (“IFRS 3”) – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. Effective January 1, 2020, the Company adopted the amendments to IFRS 3, with no material impact on its condensed interim consolidated financial statements.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”); and IAS 8, Accounting policies, changes in accounting estimates and errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Effective January 1, 2020, the Company adopted the amendments to IAS 1 and IAS 8, with no material impact on its condensed interim consolidated financial statements

Amendments to IAS 1 – Presentation of financial statements: classifications of liabilities as current or non-current

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions that exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2022, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments and is currently assessing the impact of these amendments on its consolidated financial statements.

(b)Use of Estimates and Judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim consolidated financial statements, management has made significant assumptions which are applied in determining the fair values of the various instruments at the reporting date. Should any of the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

Other significant assumptions about the future and other sources of estimation uncertainty that management has made as at the condensed interim statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Valuation of the Fair Value Less cost to Sell of Biological Assets

Biological assets, consisting of hemp plants and agricultural produce, are measured at fair value less costs to sell up to the point of harvest. The determination of the fair values of the biological assets requires the Company to make assumptions with respect to how market participants would estimate fair value, including selling value, costs of sale and costs to completion.

Convertible Preferred Share Units

The Company issues convertible preferred share units consisting of one common share and one series II convertible preferred shares. The fair value of the unit is determined using the value of goods

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

or services received. The fair value is separated between the common share and preferred share component using the relative fair value of each instrument on the issuance date. The separation of the components is based on the conversion rate of the preferred shares, which requires management to estimate the amount of time that will lapse between the initial issuance of the preferred share and its conversion date.

Assessment of the Transactions as an Asset Acquisition or Business Combination

Management has had to apply judgment relating to acquisitions with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

Determination of Purchase Price Allocations and Contingent Consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

(c)Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation, based on the estimated useful lives of the assets, is provided using the following methods:

Computer hardware3 yearsStraight-line

Office furniture and equipment3 yearsStraight-line

Machinery and equipment5 yearsStraight-line

Building and improvements30 yearsStraight-line

Property, plant and equipment acquired during the period but not placed into use are not depreciated until they are placed into use.

(d)Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency at the rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All exchange differences are recorded in profit and loss.

The financial statements of subsidiaries that have a functional currency other than the Canadian dollar were translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statements of financial position, and income and expenses – at the average rate for

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

the period. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

(e)Biological assets

The Company’s biological assets consist of hemp and vegetable plants which are valued at fair value less cost to sell. Their fair value was determined using the income approach.

Production costs include all direct and indirect costs relating to biological transformation, which are capitalized to biological assets as they were incurred on the interim condensed consolidated statement loss and comprehensive loss.

The direct and indirect costs include the following:

• Direct materials consumed in the growing process such as soil, chemicals, fertilizers and other supplies

• Direct labour for individuals who work in the cultivation department

• Indirect labour for other personnel’s time spent related to the cultivation process

• Indirect materials consumed related to the cultivation process

• Utility related to the cultivation process

• Depreciation and maintenance of production equipment

• Quality assurance on the plants

The Company measures and adjusts the biological assets to the fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are included as a separate line in the gross profit calculation on the interim condensed consolidated statements of loss and comprehensive loss.

(f)Inventory

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested medical cannabis are transferred from biological assets at their fair value less costs to sell at harvest which becomes the initial cost. Inventories of harvested hemp are transferred from biological assets at their carrying amount upon harvest which becomes the initial cost. Any subsequent post-harvest costs, either direct or indirect, are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value on the consolidated statements of financial position. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value.

The post-harvest direct and indirect costs include the following:

• Direct materials such as packages, labels and bottles

• Direct labour for individuals who work in the processing department

• Indirect labour for other personnel’s time spent related to the production process

• Indirect materials consumed related to the production process

• Utility related to the post-harvest process

• Depreciation and maintenance on dried cannabis processing and packaging equipment

• Quality assurance for the final product

The post-harvest costs capitalized in finished cannabis products and costs of other resale products are subsequently recorded in cost of goods sold on the consolidated statements of loss and

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

comprehensive loss when they are sold. The realized initial costs upon sales, transferred from biological assets measured at fair value less costs to sell at harvest are presented as a separate line in the gross profit calculation on the interim condensed consolidated statements of loss and comprehensive loss.

(g)Revenue recognition

The Company follows the following steps for accounting for revenue from contracts with customers:

(1)Identify the contract with customer

(2)Identify the performance obligation(s)

(3)Determine the transaction price

(4)Allocate the transaction price to the performance obligation(s)

(5)Recognize revenue when/as performance obligations(s) are satisfied

Revenue from the direct sale of hemp to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and customer has paid for the goods.

(h)Intangible assets

The Company’s intangible assets include Licensed IP acquired with the acquisition of 1251881 B.C. Ltd. (Note 6). Intangible assets acquired are recorded at cost less accumulated amortization and any impairment losses. Intangible assets are assessed for indicators of impairment at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. Amortization for intangible assets with finite lives is calculated on a straight-line basis over the life of the asset less its residual value. The Company’s amortization policy for intangible assets with finite lives is as follows:

Licensed IP10 yearsStraight-line

5.Reverse Takeover

On May 8, 2019, Tidal and MichiCann entered into a Business Combination Agreement (the “Combination Agreement”). The Combination Agreement was structured as a three-cornered amalgamation whereby MichiCann was combined with a newly incorporated subsidiary of Tidal, forming the Company. The amalgamation resulted in all the issued and outstanding shares of Tidal and MichiCann being exchanged for common shares and convertible series II preferred shares of the Company.

The amalgamation was considered a reverse takeover as the legal acquiree’s former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree is the accounting acquirer and the historical financial results presented in these condensed interim consolidated financial statements are those of MichiCann.

At the time of the amalgamation, Tidal’s assets consisted primarily of cash and receivables and it did not have any processes capable of generating outputs; therefore, Tidal did not meet the definition of a business. Accordingly, as Tidal did not qualify as a business in accordance with IFRS 3 Business Combinations, the amalgamation did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, MichiCann, the legal subsidiary, has been treated as the accounting parent company, and Tidal, the legal parent, has been treated as the accounting subsidiary.

Upon completion of the amalgamation 375,431,661 Tidal common shares and 50,900,000 Tidal

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

preferred shares were consolidated into 23,464,462 common shares and 3,181,250 convertible series I preferred shares of the Company on the basis of one post-consolidated share for every sixteen pre-consolidation shares. The fair value of these shares of $27,031,060 and $3,664,800, respectively was based on an estimated fair value of $1.152 per share as at the transaction date as per the trading price of Tidal on April 24, 2020. In addition, the post-consolidation 1,186,711 Tidal common share purchase warrants and 1,799,110 Tidal stock options were fair valued on the acquisition date, determined using a Black-Scholes option pricing model, and included in the consideration paid by the Company.

In connection with the amalgamation, the Company issued 7,381,000 common shares and 7,381,000 convertible series II preferred shares as finder’s fees to a third-party. The fair value of these shares of $8,119,100 and $8,646,842, respectively was based on an estimated fair value of $1.10 per share as per the trading price of RWB common shares following the amalgamation, adjusted for any conversion ratios.

As the acquisition was not considered a business combination, the excess of consideration paid over the net assets acquired together with any transaction costs incurred for the amalgamation is expensed as a transaction in accordance with IFRS 2 Share-Based Payments.

Common shares of MichiCann deemed issued	$27,031,060
Preferred shares of MichiCann deemed issued	3,664,799
Transaction costs – common shares	8,119,100
Transaction costs – convertible series II preferred shares	8,646,842
Fair value of Tidal warrants	133,476
Fair value of Tidal stock options	133,825
Total consideration paid	47,729,102

Cash and cash equivalents	1,772,141
Sales tax receivable	132,876
Prepaid expenses	794,538
Promissory note receivable	4,330,715
Right-of-use asset	111,820
Convertible loan receivable	18,418,437
Investments	347,750
Accounts payable	(893,337)
Lease liability	(118,119)
Net identifiable assets acquired	24,896,821

Total transaction expense	$22,832,281

The Company uses the Black-Scholes option pricing model to determine the fair value of the replacement warrants and stock options granted with the following weighted average assumptions:

Expected life in years	2.28
Volatility	100%
Risk-free rate	0.36%
Dividend yield	0.00%

6.Acquisitions

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

During the period ended September 30, 2020, the Company completed the following acquisitions:

Mid-American Growers, Inc.

On April 24, 2020, the Company acquired 100% of the issued and outstanding shares of Mid-American Growers, Inc. (“MAG”). MAG is a company that cultivates and sells hemp-based products throughout North American. Under the terms of the agreement, the Company paid $33,316,284 in cash and issued 17,133,579 common shares with a fair value of $37,693,874. Included in the agreement is a milestone payment of 2,640,000 common shares should the MAG sellers reasonably assist the Company in receiving a commercial cultivation license for its facility in Illinois (the “Milestone Event”). There is an additional milestone payment of USD $5,000,0000 should the Milestone Event be completed during calendar year 2020.Concurrently, the Company entered an earn-out agreement with the sellers of MAG whereby the Company will pay a 23% commission on hemp product sales during the period of April 1, 2020 to March 31, 2021. This has been accounted for as contingent consideration payable and added to the purchase price.

Concurrent with the closing of the MAG acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers. The USD $2,000,000 paid to purchase the additional land has been included in the consideration to acquire the issued and outstanding shares of MAG.

The acquisition of MAG was accounted for as a business combination. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Cash (Note 11(f))	$33,316,284
Common shares issued	37,693,874
Contingent consideration – earn-out	9,658,500
Contingent consideration – milestone	5,231,100
Total consideration paid	85,899,758

Cash	555,856
Accounts receivable	193,867
Inventory	4,153,076
Biological asset	6,500,637
Property, plant and equipment	85,248,600
Accounts payable	(2,042,473)
Other payables	(8,709,805)
Net identifiable assets acquired	$85,899,758

Since the acquisition of MAG on April 24, 2020, MAG has generated revenues of $3,176,283 and incurred a net loss of $3,335,006.

The fair value allocations are based on preliminary purchase price allocations conducted by management. As the acquisitions is within the measurement period under IFRS 10, it continues to be refined.

1251881 B.C. Ltd.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On June 10, 2020, the Company acquired 100% of the issued and outstanding shares of 1251881 B.C. Ltd. Under the terms of the agreement, the Company issued 13,500,000 common shares and 4,500,000 special warrants as consideration. The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.

At the time of the acquisition, 12151881 B.C. Ltd.’s assets consisted solely of intangible assets and it did not have any processes capable of generating outputs; therefore 12151881 B.C. Ltd. did not meet the definition of a business and the acquisition was accounted for as an asset acquisition. The consideration paid and net identifiable assets acquired were recorded in the accounts of the Company at its fair value determined as follows:

Common shares	$14,985,000
Fair value of special warrants issued	4,995,000
Transaction costs	1,998,000
Total consideration paid	21,978,000

Intangible assets	21,978,000
Net identifiable assets acquired	$21,978,000

The transaction costs comprise 1,800,000 common shares of the Company issued to a finder with a fair value of $1,998,000.

Immediately prior to the acquisition, 1251881 B.C Ltd. entered into (i) a retail license agreement with High Times Retail Licensing, LLC (”HT”) whereby 1251881 B.C. Ltd was granted the right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the States of Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby 1251881 B.C. Ltd. was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

Concurrently, the Company entered into an definitive agreement (the “Licensing Agreement”) to acquire the licensing rights for the branding of High Times dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture brand.

Under the terms of the Licensing Agreement, the Company has acquired the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. The Licensing Agreement includes the Company securing the rights from HT to Culture for the branding of CBD and whole hemp flower products nationally in the United States.

Platinum Vape

On September 14, 2020, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding equity interest of Platinum Vape (“PV”) in a cash and stock transaction valued at up to USD $35,000,000, comprised of USD $7,000,000 in cash paid at closing, a further USD $13,000,000 in cash payable 120 days after closing and USD $15,000,000 convertible promissory note payable on the third anniversary of closing, which may be converted into Company stock only after 12 months.  Cash or common shares of the Company with equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

•USD $7,500,000 paid on PV achieving revenue of USD $80,000,000;

•USD $7,500,000 paid on PV achieving revenue of USD $90,000,000; and

•USD $10,000,000 paid on PV achieving revenue of USD $100,000,000.

The acquisition of PV was accounted for as a business combination.  The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Cash paid	$9,222,500
Cash payable in 120 days after closing	17,127,500
Convertible promissory note payable	19,762,500
Contingent consideration – earn-out	9,881,250
Net working capital adjustment	12,023,669
Total consideration paid	68,017,419

Cash	1,684,755
Accounts receivable	4,858,985
Prepaid expenses	9,075,339
Inventory	3,280,010
Property, plant and equipment	289,449
Goodwill	60,819,848
Accounts payable	(11,515,846)
Lease liabilities	(475,122)
Net assets acquired	$68,017,419

Since the acquisition of PV on September 14, 2020, PV has generated revenues of $4,429,455 and incurred a profit from operation of $1,552,620.

The fair value allocations are based on preliminary purchase price allocations conducted by management. As the acquisitions is within the measurement period under IFRS 10, it continues to be refined.

7.Accounts Receivable

Accounts receivable is comprised of:

	September 30, 2020 $	December 31, 2019 $

Trade receivables	3,863,626	1,111,637
Sales tax receivable	469,799	351,751

Total accounts receivable	4,333,425	1,463,388

Trade receivables include management fees charged to PharmaCo and other receivables. During the period ended September 30, 2020, $425,610 in management fees were charged to PharmaCo.

Sales tax receivable represents input tax credits arising from sales tax levied on the supply of goods purchased or services provided in Canada.

8.Biological Assets

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

The Company’s biological assets consist of approximately 550,000 plants as at September 30, 2020.  The continuity of biological assets is as follows:

Carrying amount, December 31, 2019	$ -

Acquired from MAG acquisition	6,500,637
Capitalized cost	1,365,556
Fair value adjustment	10,845,752
Transferred to inventory	(13,264,406)
Currency translation adjustment	160,894

Carrying amount, September 30, 2020	$ 5,608,433

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. The inputs and assumptions used in determining the fair value of biological assets include:

•Selling price per gramLevel 3 input

•Stage of growthLevel 3 input

•Average yield per plantLevel 3 input

•Attrition rateLevel 3 input

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs ($)
Estimated selling price ($/gram)	$0.19	241,525
Stage of growth (weeks)	9.3	101,031
Average yield by plant (gram)	71.41	241,525
Attrition	5%	(32,346)
Post-harvest costs ($/gram)	$0.01	74,022

9.Inventory

The Company’s inventory assets include the following as of September 30, 2020 and December 31, 2019.

	Capitalized cost	Fair value	Carrying value
Hemp finished goods	156,046	1,913,562	2,069,608
Hemp work in process	3,865,212	8,081,937	11,947,149
Cannabis and CBD derivative finished goods	2,089,300	-	2,089,300
Cannabis and CBD derivative raw materials	368,159	-	368,159
Packaging, consumables and non-cannabis merchandise	2,448,796	-	2,448,796
Balance, September 30, 2020	8,927,513	9,995,499	18,923,012
Balance, December 31, 2019	-	-	-

10.Property, Plant and Equipment

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

The changes in the Company’s property, plant and equipment for the period ended September 30, 2020 are as follows:

	Land	Building and improvements	Machinery and equipment	Office furniture and equipment	Total

Cost
Balance, December 31, 2019	-	-	-	12,745	12,745
Acquired from MAG acquisition	2,392,511	82,559,032	297,057	-	85,248,600
Acquired from PV acquisition	-	-	300,072	-	300,072
Addition	-	2,464,099	-	-	2,464,099
Disposal	-	(620,737)	(98,122)	-	(718,859)
Balance, September 30, 2020	2,392,511	81,938,295	297,057	12,745	87,306,675

Accumulated depreciation
Balance, December 31, 2019	-	-	-	1,898	1,898
Change for the period	-	2,538,674	18,966	4,294	2,561,934
Balance, September 30, 2020	-	2,538,674	18,966	6,192	2,563,832

Carrying value
December 31, 2019	-	-	-	10,847	10,847
September 30, 2020	2,392,511	81,863,720	480,041	6,553	84,742,825

11.Loans Receivable

(a)Debenture with PharmaCo

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400, to PharmaCo, an arms-length party, in the form of a debenture. The debenture was non-interest bearing, unsecured and is due on demand. On January 4, 2019, the debenture totalling $5,700,400 was transferred into the Opco Debenture, which is discussed below.

(b)Debt settlement on behalf of PharmaCo

During the year ended December 31, 2018, the Company issued 4,810,000 common shares to a third-party as consideration to settle $4,810,000 owed by PharmaCo to the third-party.

During the period ended September 30, 2020, the Company issued 2,339,200 common shares and 2,339,200 convertible series II preferred shares to a third-party as consideration to settle $5,848,000 owed by PharmaCo to a third-party.

The amount due from PharmaCo to the Company of $10,658,000 (December 31, 2019 - $4,810,000) is non-interest bearing, unsecured and has no fixed terms of repayment. This debenture is included in current loans receivable as of September 30, 2020.

(c)OpCo Debenture

On January 4, 2019, the Company entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the Company will advance a principal amount of up to USD $114,734,209. As of December 31, 2019, the Company has advanced $53,217,122 (December 31, 2019 - $48,502,029) plus the $5,700,400 debenture that was transferred to the OpCo Debenture for a total advance of $58,917,522 (December 31, 2019 - $54,202,429). The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023. As of September 30,

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

2020, there is $6,220,762 (December 31, 2019 - $3,832,577) of accrued interest relating to the OpCo Debenture.

Concurrent with the OpCo Debenture, the Company entered a Put/Call Option Agreement with PharmaCo, as described in Note 1. Both the OpCo Debenture and the call option are financial instruments measured at fair value through profit or loss. As at September 30, 2020, the fair value of the OpCo Debenture was determined to be $37,648,352 (December 31, 2019 - $30,246,853) and the fair value of the call option was determined to be $19,828,224 (December 31, 2019 - $19,547,757). During the period ended September 30, 2020, the Company recorded a revaluation of call option of $1,420,001 (2019 - $2,008,403).

During the period ended September 30, 2020, the Company recorded accretion income of $1,440,946 (2019 - $1,124,015) on the Opco Debenture. As of September 30, 2020, the value of the OpCo Debenture of $39,089,298 (December 31, 2019 - $32,587,017) is included in non-current loans receivable.

(d)Promissory note with PharmaCo

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company entered a Promissory Note Extension Agreement with PharmaCo. The Promissory Note is non-interest bearing, unsecured, and matures on January 2, 2021.  The funds advanced under the Promissory Note were received from the Bridging Finance Inc. under the credit facility (Note 14). The Promissory Note is included in current loans receivable as of September 30, 2020.

(e)Other amounts with PharmaCo

During the period ended September 30, 2020, $696,890 (2019 - $nil) of expenditures were paid by PharmaCo on behalf of the Company. The cumulative value of these advances of $696,890 (December 31, 2019 - $912,328 owing to the Company) are non-interest bearing, unsecured, and have no fixed terms of repayment and are included in current loans receivable as of September 30, 2020.

(f)Other amounts with Mid-American Growers

During the year ended December 31, 2019, $10,605,100 was paid to MAG as a deposit for the acquisition of MAG and the Illinois Facility and is included in deposits.  During the period ended September 30, 2020, the Company completed the acquisition of MAG (Note 6) and this amount is included in the consideration paid.

12.Intangible Assets

The changes in the Company’s intangible assets for the period ended September 30, 2020 are as follows:

Balance, December 31, 2019	$-
Acquired from 1251881 B.C. Ltd. acquisition	21,978,000
Amortized during the period	671,550
Balance, September 30, 2020	$21,306,450

The Company’s intangible assets consist of Licensed IP acquired with the acquisition of 1251881 B.C. Ltd. On June 10, 2020 (Note 6).

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

13.Convertible Debentures

On August 11, 2020, the Company issued a $456,000 principal amount convertible debenture to an arm’s-length investor by way of private placement.  The convertible debenture bears interest at the rate of 2% per annum, is unsecured and matures on the earlier to occur of financing of a minimum $10,000,000 completed by the Company or November 11, 2020.

On September 11, 2020, the Company issued a $10,000,000 principal amount convertible debenture to an arm’s-length investor by way of a private placement. The convertible debenture bears interest at the rate of 5% per annum, is unsecured and matures on the date of closing of the Company’s bought deal financing.  The principal and interest was paid to the inventor on September 25, 2020.

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 31, 2018	$-
Issuance of convertible debentures	17,650,000
Revaluation of foreign currency balances	(52,400)
Balance, December 31, 2019	17,597,600
Issuance of convertible debentures	10,456,000
Revaluation of foreign currency balances	820,837
Paid	(10,000,000)
Cancellation	(18,418,437)
Balance, September 30, 2020	$456,000

14.Non-Current Liabilities

Credit Facility

On January 10, 2020, the credit facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, the Company (as guarantor) and PharmaCo, RWB Illinois, Inc. and MAG (collectively as borrowers).

The Amended Facility increased the Facility Limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing Facility and USD $22,750,000 was used to complete the MAG Acquisition (Note 6) and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months);

and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company).

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Loan Payable

The Company’s loan payable consists of a loan with a commercial lender acquired with the acquisition of Mid-American Growers, Inc. (Note 6). The principal of USD $1,676,000 bears interest at 1% per annum. The Company is required to make monthly repayments of USD $89,335 until April 6, 2022 at which point the loan will be fully repaid. As of September 30, 2020, $1,095,706 of the loan is payable within 12 months and is classified as a current liability on the condensed interim statements of financial position. The remaining $21,409,618 payable is classified as a non-current liability.  The balance includes $20,008,500 note payable issued in PV acquisition (Note 6).

15.Share Capital

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, participating, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, participating, each share convertible into one common share by the holder, and voting. The holder receives 5% additional common shares for each 12-month period up to 24 months.

Private Placement

On September 24, 2020, the Company closed the bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option. The Offering was co-led by PI Financial Corp. and Eight Capital on behalf of a syndicate of underwriters including Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (together, the “Underwriters”).

Each Unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00, for a period of 24 months following the closing of the Offering. If, at any time prior to the expiry date of the Warrants, the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $1.50 for 10 consecutive trading days, the Company may provide written notice to the holders of the Warrants by way of a news release advising that the Warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the date of such notice unless exercised by the holders prior to such date.

The Company has paid the Underwriters a cash fee of 6% of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into Units at a price of $0.75 for a period of 24 months following the closing of the Offering.

Common Shares

On April 24, 2020, the Company issued 17,133,579 common shares to MAG Sellers on closing of the MAG acquisition (Note 6).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares (Note 5).

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to finders (Note 5).

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issued 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 common shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement (Note 6).

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement (Note 6).

On June 30, 2020, the Company issued 2,339,200 common shares to investor to settle outstanding advances of $5,848,000 (Note 11(b)).

On August 13, 2020, the Company issued 500,000 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $250,000.

On September 24, 2020, the Company issued 33,350,000 common shares pursuant to bought deal financing agreement for aggregate net proceeds of $21,750,000.

On September 24, 202, the Company issued 500,000 common shares pursuant to transact cost for $10,000,000 convertible debenture issued on September 11, 2020

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders (Note 5).

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction (Note 5).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to finders (Note 5).

On June 8, 2020, the Company issued 975,000 convertible series II preferred shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 30, 2020, the Company issued 2,339,200 convertible series II preferred shares to investor to settle outstanding advances of $5,848,000 (Note 11(b)).

On September 24, 2020, the Company issued 500,000 convertible series II preferred shares pursuant to transaction cost for $10,000,000 convertible debenture issued on September 11, 2020.

Warrants

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. During the nine months ended September 30, 2020, the Company issued 1,186,711 warrants related to the reverse takeover transaction (Note 5) and 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition (Note 6).

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00
Issued	39,036,711	0.92
Exercised	(616,875)	(0.80)
Cancelled	(569,836)	(3.35)
Balance at September 30, 2020	38,445,340	$ 0.88

The following warrants were outstanding and exercisable at September 30, 2020:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
June 10, 2020	December 6, 2020	$ 0.00	4,500,000	-
September 24, 2020	September 24, 2020	$1.00	33,350,000	-
			38,445,340	595,340

Options

On January 11, 2020, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.  These stock options have an exercise price of 1.00 and expire on January 11, 2025.

On January 11, 2020, the Company granted 271,429 stock options to an employee of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $1.00 and expire on January 11, 2025

On April 1, 2020, the Company granted 161,250 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

On July 6, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $0.90 and expire on July 6, 2025.

On July 27, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $1.00 and expire on July 27, 2025.

On August 11, 2020, the Company granted 100,000 stock options to employees of the Company.  These options vested 100% on August 11, 2020.  These stock options have an exercise price of $0.60 and expire on August 11, 2025.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On September 8, 2020, the Company granted 250,000 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $0.66 and expire on September 8, 2025.

On September 10, 2020, the Company granted 15,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.66 and expire on September 10, 2025.

The options granted during the period ended September 30, 2020 have a fair value of $1,802,908 (2019 - $1,916,616) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2020	2019
Risk-free interest rate	0.59%	2.27%
Expected term (in years)	4.04	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the nine months ended September 30, 2020, the Company recognized $1,764,862 (2019 - $3,160,663) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80
Granted	2,796,789	3.75
Exercised	(1,475,000)	0.50
Cancelled	(187,500)	1.00
Balance at September 30, 2020	8,564,289	$ 1.81

The following options were outstanding and exercisable at September 30, 2020:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

June 22, 2018	June 22, 2023	$5.28	468,045	468,045
September 14, 2018	September 14, 2023	USD $3.84	6,250	5,469
October 1, 2018	October 1, 2023	$0.50	3,025,000	2,278,125
December 12, 2018	December 12, 2023	USD $1.84	45,000	39,375
January 15, 2019	January 15, 2024	$1.00	500,000	500,000
January 15, 2019	January 15, 2024	$2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	300,000
April 1, 2019	April 1, 2024	$1.00	400,000	350,000
April 15, 2019	April 15, 2024	$1.00	12,500	5,813
April 26, 2019	April 26, 2024	$5.44	1,279,815	1,279,815
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	175,000	131,250
May 21, 2019	May 21, 2024	$1.00	30,000	22,500
November 13, 2019	November 13, 2024	$1.00	100,000	29,167
November 22, 2019	November 22, 2024	$1.00	25,000	7,292
January 11, 2020	January 11, 2025	$1.00	371,429	180,358
April 1, 2020	April 1, 2025	$1.00	161,250	-
July 6, 2020	July 6, 2025	$0.90	50,000	-
July 27, 2020	July 27, 2025	$1.00	50,000	-
August 11, 2020	August 11, 2025	$0.60	100,000	100,000
September 8, 2020	September 8, 2025	$0.66	250,000	-
September 10, 2020	September 10, 2025	$0.66	15,000	-
Balance at September 30, 2020			8,564,289	6,817,364

16.Financial Instruments and Risks

(a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim statements of financial position as at September 30, 2020 and December 31, 2019 as follows:

Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

September 30, 2020
Cash	11,987,515	-	-	11,987,515
Accounts receivable	4,333,425	-	-	4,333,425

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Loans receivable	91,078,335	-	-	91,078,335
Refundable deposits	509,620	-	-	509,620
Call option	-	-	19,828,224	19,828,224
Total	107,908,895	-	19,828,224	127,737,119

Accounts payable and accrued liabilities	49,493,899	-	-	49,493,899
Credit facility	67,799,300	-	-	67,799,300
Loan payable	21,449,618	-	-	21,449,618
Total	138,742,817	-	-	138,742,817

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Credit facility	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

(b)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, accounts receivable and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.Foreign Exchange Risk

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At September 30, 2020, a 5% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net income/loss by approximately $482,000 (2019 - $2,064,000).

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at September 30, 2020, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at September 30, 2020, the Company had a cash balance of $11,987,515 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $144,202,026 (December 31, 2019 - $55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of September 30, 2020.

17. Related Party Transactions

The following is a summary of related party transactions that occurred during the nine months ended September 30, 2020:

(a)Included in accounts payable and accrued liabilities is $121,500 (December 31, 2019 - $377,157) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

(b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

	September 30, 2020 $	September 30, 2019 $
Consulting fees paid or accrued to a company controlled by the director of the Company	121,500	67,500
Salary paid to management of the Company	319,687	355,854
Share-based compensation	138,160	446,776

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the six months ended September 30, 2020 and 2019.

18.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, convertible debentures and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2020.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

19.Supplemental Disclosure of Cash Flow Information

	2020	2019

Additional Information
Share issuance costs in accounts payable	$-	$45,340
Cash consideration on acquisition included in accounts payable	$17,127,500	$-
Shares issued for loans receivable	$5,848,000	$-
Shares issued for intangible asset	$16,983,000	$-
Warrants issued for intangible asset	$4,995,000	$-
Cash consideration on acquisition included in deposits	$19,827,600	$-
Interest paid	$6,217,999	$-
Taxes paid	$-	$-

20. Segmented Information

The Company has one operating segment, being the cultivation and sale of hemp, located in United states.

The Company currently has an investment in one company in the cannabis industry and operates in United states.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and nine month periods ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

21.  Proposed Transactions

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company will acquire all of the issued and outstanding shares of Kings Garden.

During the period ended September 30, 2020, the Company determine it would no longer pursue the acquisition of Kings Garden. As such, the $1,853,059 deposit advanced to Kings Garden under the terms of this LOI has been written off and is recorded in net loss.

22.   Commitments

As of September 30, 2020, the Company has a lease for manufacturing and distribution facility in San Diego, which expire on October 15, 2022.  The Company’s future monthly rental payments for these leased premises are approximately $346,000 USD.

23.   Subsequent Events

Platinum expanding into Arizona

On October 8, 2020, Platinum Vape entered into a services agreement and sublease with a leading MSO in the State of Arizona. Under these agreements, PV has subleased a licensed facility that encompasses approximately 6,000 square feet of space and expects to see PV branded products in the Arizona market in fourth quarter in 2020.